

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2019

Lance A. Berry
Chief Financial Officer
Wright Medical Group N.V.
1023 Cherry Road
Memphis, TN 38117

Re: Wright Medical Group N.V.
        Form 10-Q for the Fiscal Quarter Ended March 31, 2019
        Exhibit No. 10.1
        Filed May 8, 2019
        File No. 001-35065

Dear Mr. Berry:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance